FlowStone Opportunity Fund SC TOI-/A

EX-FILING FEES

Calculation of Filing Fee Tables

FORM SC TO-I/A
(Form Type)

FlowStone Opportunity Fund
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	—		—
Fees Previously Paid	$27,636,160	$0.0001102	$3,045.50
Total Transaction Valuation	$27,636,160
Total Fees Due for Filing			$—
Total Fees Previously Paid			3,045.50
Total Fee Offsets			—
Net Fee Due			$0.00